From: Pangas, Harry S.
Sent: Wednesday, May 12, 2010 7:36 PM
To: ‘minored@sec.gov’
Subject: Fifth Street Finance Corp. — Section 57 of the 1940 Act
Dominic,
Although I still need to touch base with Steve to confirm his concurrence with my position, I wanted to follow up regarding your Section 57 question as it pertains to Wells Fargo and Fifth Street’s credit facility. In particular, you noted that Wells Fargo has acted as Fifth Street’s underwriter in connection with recent shelf offerings and queried as to whether such fact (i.e., at points in time Wells Fargo may have been deemed to be a “principal underwriter” of Fifth Street), when coupled with Wells Fargo (or its affiliates) lending arrangement with Fifth Street, created a Section 57 issue. However, Section 57 of the 1940 Act does not prohibit an affiliate from lending money to a BDC, but instead prohibits the affiliate from borrowing money from the BDC. See Section 57(a)(3) of the 1940 Act. As a result, I do not believe that Section 57 is implicated by these facts.
In addition, there is also the factual question of whether Wells Fargo was acting a principal underwriter to Fifth Street at the time of the entry into the above-referenced credit facility. However, I do not think that we need to track down such facts given the conclusion set forth above.
I would appreciate your thoughts.
Regards,
Harry
Harry Pangas | Partner
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue NW | Washington, DC 20004-2415
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harry.pangas@sutherland.com | www.sutherland.com